EXHIBIT 99


                REPORT FOR THE THREE MONTHS ENDED MARCH 31, 2002


Intershop Communications AG's business in the first three months of 2002 was impacted by continued weakness in demand for e-commerce software due to corporate IT spending constraints. However, in a challenging market environment, Intershop Communications AG ("Intershop" or "the Company") generated sequential revenue growth, cut costs, and, as a result, improved its bottom line.

FIRST QUARTER 2002 - BUSINESS HIGHLIGHTS

TOP-LINE GROWTH
   o  Total  revenue  increased  by 4%  sequentially  to  Euro  12.2  million.
   o High-margin license revenue increased by 50% sequentially to Euro 6.2 million.
   o The license/service revenue mix improved from 35%/65% in the fourth quarter of 2001 to 51%/49%, indicating strength in Intershop's core license business.
   o  The  Company's  revenue  growth  was  driven  in  part  by  high  customer
      acceptance   of  its  new  Enfinity   products,   including  the  Enfinity
      Procurement Solution, the Enfinity Content Management Solution, and the Enfinity MultiSite Platform.
   o 24 products of the Enfinity family were sold, bringing the total Enfinity solutions sold to date to 342.
   o Blue chip customers included Compaq Computer, Hewlett-Packard, Siemens Business Services, Sonera, Sun Microsystems, Shiseido, and the German Ministry of the Interior (BMI).

SOLUTIONS APPROACH AND CHANNEL SELLING GAIN TRACTION
   o The Company largely completed the shift in its business model from a platform provider to a complete solutions provider.
   o The average deal size (ADS) for products of the Enfinity-family rose from Euro 258,000 in the fourth quarter of 2001 to Euro 321,000 in the first quarter of 2002.
   o The average sales cycle for Intershop's new products was approximately 6 months, which is significantly shorter than average sales cycles for platforms of 9-12 months.
   o The Company continued to focus on indirect channel selling through partners. Indirect sales increased from 66% of total license revenue in the fourth quarter of 2001 to 76% of total license revenue in the first quarter of 2002.
   o  Intershop announced a new strategic partnership with T-Systems
      International.
   o 8 customer websites went live in the first quarter of 2002, many of which were implemented with partners.

COST REDUCTIONS
   o Intershop reduced total operational costs (cost of sales plus operating expenses) by 30% sequentially, from Euro 36.7 million in the fourth quarter of 2001 to Euro 25.6 million in the first quarter of 2002.
   o Excluding restructuring costs, total operational costs for the first quarter were Euro 21.8 million and it is anticipated that Intershop will further reduce total operational costs to approximately Euro 18.0 million (excluding restructuring and goodwill amortization costs) in the second quarter of 2002. The progress made in the first quarter 2002 is indicative of Intershop's desire to meet this goal.

RESTRUCTURING ON SCHEDULE
   o Intershop reduced its global headcount by 15% sequentially, to 624 employees as of March 31, 2002. This number includes employees that have been terminated, but are still shown on Intershop's first quarter 2002 books, in line with relatively long termination periods in Europe. Workforce reductions are on schedule to meet the Company's second quarter 2002 headcount target of approximately 500 employees worldwide.
   o The Company recorded Euro 3.8 million in restructuring charges related to facilities consolidation and headcount reduction.
   o Intershop bolstered its senior management with the appointment of Dr. Jurgen Schottler as Chief Financial Officer (CFO). Dr. Schottler brings a wealth of experience to the Intershop organization,


                                                                          1 - 20
      having held executive positions at Philips Electronics Germany and Alcan Germany. Before joining Intershop, Dr. Schottler was CFO and Managing Director at Messer Griesheim, a leading company in the technical gases industry.

NET LOSS REDUCTION
   o Intershop reduced its net loss by 46% from Euro 24.7 million (or net loss of Euro 0.28 per share) in the fourth quarter of 2001, to a net loss of Euro 13.3 million (or net loss of Euro 0.15 per share) in the first quarter of 2002.

CASH POSITION
   o The Company recorded liquid assets including cash and cash equivalents, marketable securities and restricted cash of Euro 35.8 million as of March 31, 2002. This number includes a cash investment by CEO Stephan
      Schambach of approximately Euro 10 million in exchange for 8,334,000 Intershop Communications AG common bearer shares.


REVENUE AND CUSTOMERS

Intershop generated total revenue of Euro 12.2 million in the first quarter of 2002. This represents an increase of Euro 0.5 million or 4% sequentially, and a decline of Euro 8.1 million or 40% compared to the first quarter of 2001. In a challenging market environment, revenues were favorably impacted by three deals over Euro 1 million as well as the successful adoption of the Company's new products introduced in November of 2001, including the Enfinity MultiSite Platform, the Enfinity Content Management Solution, and the new Enfinity Procurement Solution.

License revenue totaled Euro 6.2 million in the first quarter of 2002, representing a sequential increase of Euro 2.1 million or 50% and a year-over-year increase of Euro 0.5 million or 8%. Service revenue (including services, maintenance, and other revenue) totaled Euro 6.0 million in the first quarter of 2002, a sequential decline of Euro 1.6 million, or 21%, and a year-over-year decline of Euro 8.6 million, or 59%. The Company completed the transformation of its business model from an e-commerce platform provider to a provider of complete e-commerce solutions. The e-commerce solutions approach in conjunction with the Company's strategy of partner enablement increased higher-margin license revenue and shifted portions of service revenue and service costs to partners, leading to a more favorable license/service revenue mix of 51%/49% in the first quarter of 2002, compared to 35%/65% in the fourth quarter of 2001 and 28%/72% in the first quarter of 2001.

Total first quarter 2002 revenue was generated from 135 customers, of which 43 were new customers. Intershop's strategy to focus on multinational corporations was confirmed by first quarter 2002 sales to customers such as Sun Microsystems, Hewlett-Packard, and Compaq Computer in the United States; Siemens Business Services, and Otto in Europe; and Shiseido in Japan.

In terms of industry verticals, the Company continued to focus on retail and high-tech/engineering as its primary target market segments. Major first quarter 2002 customers in the high-tech/engineering industry included T-Systems in Germany, Hewlett-Packard in Germany and the United States, Siemens Business
Services in Germany, Compaq Computer in the United States, Sonera Gateway in Finland, and Sun Microsystems in the United States. Intershop's leading position in the online retail space was evidenced by first quarter 2002 customers such as Itellium / Quelle, Bertelsmann BOL, Otto Group subsidiary Actebis, and Home Shopping Europe in Germany, as well as Elkj0p in Norway.

The largest portion of license sales was generated by Intershop's flagship Enfinity product line. First quarter 2002 Enfinity license sales contributed 95% to total license revenue versus 82% in the fourth quarter of 2001. During the first quarter of 2002, Intershop sold 13 Enfinity platforms (incl. business components), 4 dedicated Enfinity e-business solutions, 3 Enfinity Content Management Solutions, and 4 Enfinity MultiSite Platforms. This brings the number of Enfinity platforms and solutions, including the Enfinity Content Management Solution and the Enfinity MultiSite Platform, sold to date to 342.

A total of 8 customer websites went live with Enfinity-based solutions during the first quarter of 2002, including: BMW's MINI shop with Intershop's partner KPMG; Isover / Saint Gobain and Ocado with UBIS in Germany; Rubus, Logica, and Cable & Wireless in the UK; Franklin-Templeton; Sonera with Intershop


                                                                          2 - 20
partner Siemens Business Services Finland; Nokia of Finland with Intershop partner Denkwerk Medienagentur and Mein-Hof.de AG with Intershop partner T-Systems.

As the preferred  e-commerce  solution for many  application  service  providers
(ASP) and telecommunication companies (TelCos), Intershop 4 continues to be well-positioned to serve the market for small and medium-sized enterprises. The Intershop 4 product line remains one of the leading solutions for hosted e-commerce services. The Intershop 4 product line contributed 5% to total license revenue in the first quarter of 2002 versus 18% in the fourth quarter of 2001 and 23% in the first quarter of 2001. In January of 2002, the Company introduced its latest Intershop 4 version, Intershop 4.3, which features enhanced data management and currency conversion capabilities.

Business with partners generated approximately 75% of first quarter 2002 license revenue, up from 66% in the previous quarter and 57% in the first quarter of 2001. Intershop jointly won new customer accounts with partners, including World Football Association FIFA with UBIS; the German Ministry of the Interior - BMI - with Siemens Business Services; and American Standard China, a provider of plumbing and kitchen products, with D2C2. With Intershop's continued focus on indirect partner business, the Company expects a trend towards shifting certain portions of its service revenue and service-related costs to its partners.

Europe remained the Company's primary market in the first quarter of 2002, accounting for Euro 9.5 million or 78% of total global revenue compared to 87% in the fourth quarter of 2001 and 81% in the first quarter of 2001. Intershop's position in Europe, particularly in Germany, remains strong due to high customer satisfaction and a large installed base across the region. The Company reduced its European headcount to 566 employees as of March 31, 2002.

First quarter 2002 revenue in the Americas region accounted for Euro 2.4 million or 20% of total global revenue compared to 8% in the fourth quarter of 2001 and 14% in the first quarter of 2001. Further workforce reductions throughout the first quarter of 2002 have brought the headcount in the Americas region to 51 employees as of March 31, 2002.

In the Asia Pacific region, Intershop generated Euro 0.3 million in revenue in the first quarter of 2002, as compared to Euro 0.5 million in the fourth quarter of 2001 and Euro 1.0 million in the first quarter of 2001. The Company reduced headcount across the remaining Asia Pacific locations to 7 employees as of March 31, 2002. Intershop moved to a full distributor model with its implementation partners in the Asia Pacific region in order to provide the most efficient client support to its customers in that region.


GROSS MARGIN

Gross profit generated in the first quarter of 2002 totaled Euro 6.6 million versus Euro 4.0 million in the fourth quarter of 2001 and Euro 5.7 million in the first quarter of 2001. Gross margin on sales for the first quarter of 2002 rose to 54%, from 34% in the fourth quarter of 2001 and 28% in the first quarter of 2001. The sequential increase in gross margins was primarily attributable to the growth in high-margin license business and an improved gross margin on service revenue.

First quarter 2002 license gross margin remained stable at 96% compared to the previous quarter and increased in comparison to a first quarter 2001 license gross margin of 92%. The Company's first quarter 2002 service margin (including service, maintenance, and other revenue) rose to 10%, from 1% in the previous quarter and 3% in the first quarter of 2001. The growth in the service gross margin was driven primarily by a better utilization of service personnel.


EXPENSE AND INCOME

Reflecting a systematic cost structure review and strict spending control policies, the Company reduced first quarter 2002 total operational costs (including cost of revenue and operating expenses) by Euro 11.1 million or 30% sequentially, from Euro 36.7 million in the fourth quarter of 2001 to Euro 25.6 million in the first quarter of 2002. In comparison, first quarter 2001 total operational costs were Euro 56.0 million.


                                                                          3 - 20

Restructuring costs totaled Euro 3.8 million in the first quarter of 2002, versus Euro 1.7 million in the fourth quarter of 2001 and Euro 1.9 million in the first quarter of 2001. First quarter 2002 restructuring charges were related to office space consolidation and employee severances. These charges reflect the restructuring measures announced on February 12, 2002. Depreciation and amortization charges including goodwill amortization charges were Euro 2.0 million, as compared to Euro 14.5 million in the fourth quarter of 2001 and Euro
4.6 million in the first quarter of 2001.

Research and development (R&D) charges as well as sales and marketing expenses were further reduced. Quarter on quarter, R&D expenses were reduced by Euro 0.2 million or 7% to Euro 2.5 million in the first quarter of 2002, and sales and marketing expenses were reduced by Euro 0.4 million or 4% to Euro 9.1 million in the first quarter of 2002. Marketing expenses included costs related to the CeBIT technology show held in March 2002 and increased sales commissions due to higher license revenue. In comparison, R&D charges were Euro 4.6 million, and sales and marketing expenses were Euro 20.4 million in the first quarter of 2001.

General and administrative (G&A) expenses in the first quarter of 2002 increased by Euro 1.9 million to Euro 4.6 million sequentially. This increase was driven by legal and settlement fees in conjunction with legal risks faced by the business. In comparison, first quarter 2001 G&A expenses were Euro 12.1 million.

The Company incurred a net loss of Euro 13.3 million in the first quarter of 2002, compared with Euro 24.7 million in the fourth quarter of 2001 and Euro
34.5 million in the first quarter of 2001. This reflects a sequential reduction of Euro 11.4 million, or 46%, quarter on quarter and a year-over-year reduction of Euro 21.3 million, or 62%. Basic first quarter of 2002 net loss per share was Euro 0.15, compared to a net loss per share of Euro 0.28 in the fourth quarter of 2001, and a net loss per share of Euro 0.39 in the first quarter of 2001.


LIQUIDITY AND BALANCE SHEET

In the first quarter of 2002, cash usage related to operating activities totaled Euro 11.4 million versus Euro 33.6 million in the first quarter of 2001. Investing activities generated a total of Euro 5.3 million in the first quarter of 2002, largely through the disposal of marketable securities, compared to Euro
15.8 million in the first quarter of 2001. A total of Euro 10.0 million was generated by financing activities in the first quarter of 2002 compared with Euro 0.1 million in the first quarter of 2001. Cash generated from financing activities represents entirely the cash investment by the Company's CEO, Stephan Schambach, through a private equity placement.

Cash, cash equivalents, marketable securities, and restricted cash as of March 31, 2001 totaled Euro 35.8 million, a decline of Euro 0.6 million compared to the fourth quarter of 2001, and a decline of Euro 40 million compared to the first quarter of 2001. First quarter 2002 cash usage was affected by the cash impact of certain third quarter 2001 and fourth quarter 2001 restructuring costs.

Trade receivables as of March 31, 2002 were Euro 12.8 million, increasing from Euro 11.7 million at December 31, 2001. This increase stems from higher revenue and a large proportion of the Company's revenue generated at the end of a quarter. Days sales outstanding at March 31, 2002 were at 97 days compared with 91 days at the end of the previous quarter.

Intershop had short-term deferred revenues of Euro 4.9 million as of March 31, 2002, compared to Euro 5.6 million as of December 31, 2001. The change in deferred revenue was driven by a fall in deferred consulting revenue, in line with the Company focusing on the sale of high-margin license products.


CAPITAL STRUCTURE

In the first three months of 2002, no employee stock options were exercised and exchanged for Intershop Communications AG common bearer shares.

On January 23, 2002, Intershop announced that its CEO, Stephan Schambach, would exchange his remaining shares in U.S. subsidiary Intershop Communications, Inc., for Intershop Communications AG common bearer shares. Under the transaction, Intershop Communications AG will issue 12,500,000


                                                                          4 - 20

Intershop Communications AG common bearer shares from conditional capital III, in exchange for Mr. Schambach's 4,166,667 shares in Intershop Communications, Inc., a majority-owned subsidiary of Intershop Communications AG. The share exchange represents a technical consolidation of Intershop's Group share capital from one of its subsidiaries into its parent company, Intershop Communications AG, and has no impact on the current global operating structure of the Company. The transaction provides for a tax-efficient consolidation of the Company's ownership structure stemming from its 1998 initial public offering. The Company expects the transaction will be dilutive to basic earnings per share on a consolidated group basis. Basic earnings per share for 2001 will not be affected by the transaction.

On February 28, 2002, Intershop changed the ratio of its American Depositary Shares (ADS) to underlying ordinary Intershop Communications AG common bearer shares from 2 ADSs' equaling 1 ordinary share, to 1 ADS equaling 5 ordinary shares. With this ratio change, each of Intershop's Nasdaq-listed ADS's will evidence ownership of five underlying ordinary shares listed on its primary stock exchange, the Neuer Markt in Frankfurt, Germany. Intershop's trading symbol on the Nasdaq National Market was temporarily changed to ISHPD for approximately 20 days in accordance with Nasdaq regulations. After this notification period, the trading symbol reverted to the Nasdaq National Market designation of ISHP. The ratio change does not affect the value of an investor's ADR holdings. Stockholders of Intershop Communications AG ordinary shares will not see any change in the number of shares held. The ratio change is non-dilutive and has no impact on Intershop's balance sheet.

On March 4, 2002, Intershop announced its CEO, Stephan Schambach, would invest approximately Euro 10 million in cash to purchase Company stock. In a private equity placement, Intershop Communications AG will issue 8,334,000 new Intershop Communications AG common bearer shares from authorized capital. In turn, Mr. Schambach will purchase all 8,334,000 shares at a price of Euro 1.20 per share. On March 13, 2002, Mr. Schambach subscribed for these new shares; on May 2, 2002, these shares were registered with the Local Court (AMTSGERICHT) in Hamburg, Germany, in the Commercial Register (HANDELSREGISTER). Pricing is based on the XETRA daily closing price at the Frankfurt Stock Exchange on March 1, 2002. Upon completion of this transaction, Stephan Schambach will hold 8,336,500 Intershop Communications AG common bearer shares, representing 8.6% of Intershop's common stock, post transaction. Including the 12,500,000 Intershop Communications AG common bearer shares to be issued to Mr. Schambach based on a share exchange arrangement announced in January of 2002, Mr. Schambach will hold 20,836,500 Intershop Communications AG common bearer shares, or 19.1% of common stock, after these two transactions. The Company expects the transaction will be dilutive to basic earnings per share on a consolidated group basis. Total shares outstanding following the completion of this transaction stands at 96.5 million and will be at 109.0 million after completion of the announced share exchange. Basic earnings per share for the fiscal year 2001 will not be affected by these transactions.


DIRECTORS' HOLDINGS SUBJECT TO REPORTING REQUIREMENTS

As of March 31, 2002, Eckhard Pfeiffer (chairman of the Supervisory Board) held 400,000 Intershop Communications AG common bearer shares, Theodore J. Smith (vice-chairman of the Supervisory Board) held 107,290 Intershop Communications AG common bearer shares, Hans W. Gutsch held 310,000 Intershop Communications AG common bearer shares, Stephan Schambach (Chief Executive Officer and VORSTAND member) held 2,500 Intershop Communications AG shares and Wilfried Beeck (Chief Operating Officer and VORSTAND member until February 8, 2002) held 7,000,000
Intershop Communications AG common bearer shares. On March 4, 2002, Mr. Schambach announced his intention to purchase 8,334,000 new Intershop Communications AG common bearer shares to be issued from authorized capital I at Euro 1.20 per share in cash. On March 13, 2002, Mr. Schambach subscribed for these new shares; on May 2, 2002, these shares were registered with the Local Court (AMTSGERICHT) in Hamburg, Germany, in the Commercial Register (HANDELSREGISTER).

ORGANIZATIONAL CHANGES

On February 8, 2002, Intershop announced changes to its top management team. Wilfried Beeck resigned as Chief Operating Officer and Executive Management Board (VORSTAND) member. Certain management previously reporting to Mr. Beeck temporarily reported to the CEO, Stephan Schambach, and will be headquartered in Jena. Effective February 8, 2002, Bernhard Marbach rejoined the Company as


                                                                           5 -20

Vice President Sales, Europe. Former President Europe, Michael Tsifidaris, left the Company on February 8, 2002.

On April 15, 2002, Intershop appointed Dr. Jurgen Schottler as Chief Financial Officer and member of the Executive Management Board (VORSTAND). Reporting to the Company's CEO Stephan Schambach, Dr. Schottler will direct the finance, human resources, information technology, legal and the general and administrative departments of the Company.

In order to accelerate Intershop's path to profitability, on February 12, 2002, Intershop launched a series of strategic initiatives:

   o New Management Team: The CEO appointed a new management team, to be based in the Company's new headquarters in Jena, Germany (domicile change from Hamburg, Germany to Jena, Germany pending shareholder approval at the Company's annual shareholders' meeting on June 6, 2002). The new management team is comprised of an increased number of managers with direct profit and loss responsibilities within the various operating areas. This new structure provides for strong customer focus and improved market response time.

   o Simplified Company Structure: Intershop streamlined the organization from top to bottom, creating more efficient business operations. Intershop consolidated all its corporate functions into its new headquarters in Jena, Germany (domicile change from Hamburg, Germany to Jena, Germany pending shareholder approval at the Company's annual shareholders' meeting on June 6, 2002). As a result of redesigning and simplifying the organizational structure, Intershop targets a reduction in the global workforce from 733 employees as of December 31, 2001, to approximately 500 by the end of the second quarter of 2002.

   o Aggressive Sales Program for New Products: With a leaner and more efficient organizational structure in place, all efforts concentrate on revenue generating activities. To support these plans, Intershop targets global enterprise customers, intends to up-sell the new Enfinity MultiSite Platform and Enfinity Content Management Solution offerings within the installed customer base, intensifies indirect selling, and focuses on the Retail and High-Tech & Manufacturing industries.


BUSINESS OUTLOOK

First quarter restructuring efforts are expected to reduce the Company's total operational costs (including cost of revenue and operating expenses, and excluding restructuring and goodwill amortization charges) to approximately Euro 18 million in the second quarter of 2002. With a modest pickup in economic activity and a strong focus on increasing license sales, Intershop expects to reach EBITDA breakeven on a quarterly basis in 2002.



THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS REGARDING FUTURE EVENTS OR THE FUTURE FINANCIAL AND OPERATIONAL PERFORMANCE OF INTERSHOP. ACTUAL EVENTS OR PERFORMANCE MAY DIFFER MATERIALLY FROM THOSE CONTAINED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES THAT COULD LEAD TO SUCH DIFFERENCE COULD INCLUDE, AMONG OTHER THINGS: INTERSHOP'S LIMITED OPERATING HISTORY, THE UNPREDICTABILITY OF FUTURE REVENUES AND EXPENSES AND POTENTIAL FLUCTUATIONS IN REVENUES AND OPERATING RESULTS, CONSUMER TRENDS, THE LEVEL OF COMPETITION, SEASONALITY, THE TIMING AND SUCCESS OF INTERNATIONAL EXPANSION EFFORTS, RISKS RELATED TO ELECTRONIC SECURITY, POSSIBLE GOVERNMENTAL REGULATION, AND THE ABILITY TO MANAGE A RAPIDLY GROWING BUSINESS. ADDITIONAL INFORMATION REGARDING FACTORS THAT POTENTIALLY COULD AFFECT INTERSHOP'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS IS INCLUDED IN INTERSHOP'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE COMPANY'S FORM 20-F DATED MAY 9, 2002.


                                                                          6 - 20


                          Intershop Communications AG
                Condensed Consolidated Balance Sheet (U.S.-GAAP)
                               (in thousands Euro)

                                                                                March 31,
                                                                                  2002           December 31,
                                                                               (unaudited)           2001
                                                                               ___________       ____________
                                                                                 (euro)             (euro)

   ASSETS
Current assets:
   Cash and cash equivalents                                                       13,212              9,107
   Marketable securities                                                           14,702             19,358
   Restricted cash                                                                  7,873              7,873
   Trade receivables, net of allowances for doubtful accounts of
      (Euro 12,720) and (Euro 13,940), respectively                                12,841             11,679
   Prepaid expenses and other current assets                                        7,907              9,976
                                                                               ______________________________
      Total current assets                                                         56,535             57,994
Property and equipment, net                                                         8,787             13,522
Investments                                                                             -                  -
Goodwill and acquired intangible assets, net                                        4,473              4,473
Other assets                                                                        3,672              3,628
                                                                               ______________________________
      Total assets                                                                 73,467             79,616
                                                                               ==============================

   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Current debt and current maturities of long-term debt                              104                 99
   Accounts payable                                                                 3,147              3,540
   Accrued restructuring costs                                                     10,849             10,653
   Accrued liabilities                                                             13,948             15,602
   Deferred revenue                                                                 4,905              5,570
                                                                               ______________________________
      Total current liabilities                                                    32,953             35,463
Long Term liabilities                                                                 182                177
Deferred revenue                                                                       39                102
                                                                               ______________________________
      Total liabilities                                                            33,174             35,742
                                                                               ______________________________

Shareholders' equity
   Common stock, stated value Euro 1-authorized: 154,187,975 shares;
   outstanding: 88,191,321 shares at March 31, 2002 and December 31,
   2001 respectively                                                               88,191             88,191
   Paid-in capital                                                                 13,420             13,420
   Cash received for unregistered stock                                            10,001                  -
   Accumulated deficit                                                            (73,917)           (60,631)
   Accumulated other comprehensive income                                           2,599              2,894
                                                                               ______________________________
      Total shareholders' equity                                                   40,294             43,874
      Total liabilities and shareholders' equity                                   73,467             79,616
                                                                               ==============================


                                                                          7 - 20

                          Intershop Communications AG
           Condensed Consolidated Statement of Operations (U.S.-GAAP)
            (In thousands Euro, except per share amounts, unaudited)

                                                                      Three Months Ended
                                                                          March 31,
                                                                  ___________________________
                                                                    2002               2001
                                                                  ________           ________
                                                                   (euro)             (euro)

Revenues:
   Licenses                                                         6,186              5,713
   Services, maintenance and other revenue                          5,973             14,564
                                                                  ___________________________
   Total revenues                                                  12,159             20,277

Cost of revenues:
   Licenses                                                           237                450
   Services, maintenance and other revenue                          5,364             14,143
                                                                  ___________________________
   Total costs of revenues                                          5,601             14,593

   Gross Profit                                                     6,558              5,684

Operating expenses:
   Research and development                                         2,460              4,552
   Sales and marketing                                              9,117             20,433
   General and administrative                                       4,634             12,098
   Amortization of goodwill                                             -              2,339
   Restructuring costs                                              3,793              1,881
                                                                  ___________________________

   Total operating expenses                                        20,004             41,302

Operating income (loss)                                           (13,446)           (35,619)
Other income (expense), net:
   Interest income                                                    168              1,407
   Interest expense                                                    (2)                (8)
   Other income (expense)                                              (6)              (332)
                                                                  ___________________________
   Total other income (expense)                                       160              1,066

Net income (loss)                                                 (13,286)           (34,552)
                                                                  ___________________________

                                                                  ___________________________
Basic earnings (loss) per share                                     (0.15)             (0.39)
                                                                  ===========================

Shares used in computing:
                                                                  ___________________________
   For basic earnings (loss) per share                             88,191             88,007
                                                                  ___________________________



                                                                          8 - 20



                          Intershop Communications AG
           Condensed Consolidated Statement of Cash Flows (U.S.-GAAP)
                         (in thousands Euro; unaudited)

                                                                                       Three Months Ended
                                                                                           March 31,
                                                                                    ________________________
                                                                                      2002            2001
                                                                                    ________        ________
                                                                                     (euro)          (euro)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income                                                                   (13,286)        (34,552)

ADJUSTMENTS TO RECONCILE NET LOSS TO CASH USED IN OPERATING ACTIVITIES:
Depreciation and asset impairment                                                     4,096           2,235
Amortization of goodwill                                                                  -           2,339
Provision for doubtful accounts                                                        (200)          3,652
Loss/(Gain) on disposal of marketable securities                                          6            (640)
Loss on disposal of equipment                                                             7               -

CHANGE IN:
Accounts receivable                                                                    (928)          4,698
Prepaid expenses and deposits                                                         2,082          (2,654)
Other assets                                                                              1          (1,486)
Accounts payable                                                                       (416)         (5,211)
Deferred revenue                                                                       (758)           (859)
Accrued restructuring liability                                                         197               -
Accrued expenses and other liabilities                                               (2,171)         (1,083)
                                                                                    ________________________

Net cash used in operating activities                                               (11,371)        (33,561)
                                                                                    ________________________

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash                                                                           -          (7,938)
Sale proceeds on disposal of equipment                                                  677               -
Purchases of equipment, net of capital leases                                             -          (2,461)
Sale proceeds on disposal of marketable securities                                   19,657          26,181
Purchase of marketable securities                                                   (15,002)              -
                                                                                    ________________________

Net cash used in investing activities                                                 5,332          15,783
                                                                                    ________________________

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock                                                        -              54
Cash received for unregistered stock                                                 10,001               -
                                                                                    ________________________

Net cash provided by financing activities                                            10,001              54
                                                                                    ________________________
                                                                                    ________________________
Effect of change in exchange rates on cash                                              143             396
                                                                                    ________________________

Net change in cash and cash equivalents                                               4,105         (17,329)

Cash and cash equivalents, beginning of period                                        9,107          84,062
                                                                                    ________________________

Cash and cash equivalents, end of period                                             13,212          66,733
                                                                                    ========================


                                                                          9 - 20



                           Intershop Communications AG
 Consolidated Statement of Convertible Redeemable Preferred Stock and Shareholders` Equity

                     (in thousands(euro), except share data)

                                                                                                Cash
                                     Convertible                                              Received
                                     Redeemable                                                 For
                                  Preferred Stock                Common Stock               Unregistered     Notes        Deferred
                                  Shares   Amount     Shares     Stated Value     APIC         Stock       Receivable   Compensation
                                  __________________________________________________________________________________________________

BALANCE, DECEMBER 31, 1999           -       -      84,390,520      16,878        48,169                     (141)         (273)
                                  ==================================================================================================
  Net loss
  Foreign currency translation
  adjustments

  Unrealized Gain (Loss) on
  Available for Sale Security, net
  Common Stock net                                     500,000         100        38,900

  Issuance of Common Stock for
  Secondary Offering, net                            1,675,000         335       111,876

  Conversion of preferred stock of
  subsidiary to common stock of
  parent, net of share amounts not
  converted                                            280,000          56           (56)
  Issuance of Common Sock for
  Acquisitions                                         275,011         275        22,586
  Exercise of stock options                            882,485         334         4,635
  Capital Contribution (net of                                                    12,500
  tax)

  Collections on notes receivables
  from stockholders                                                                                           141
  Amortization of deferred
  compensation                                                                                                              273
  Allocation of par value resulting
  from stock split                                                  70,025       (70,025)
                                  __________________________________________________________________________________________________
BALANCE, DECEMBER 31, 2000           -       -      88,003,016      88,003       168,585                        -             -
                                  ==================================================================================================
  Net loss
  Foreign currency translation
  adjustments
  Unrealized Gain (Loss) on
  Available for Sale Security, net
  Exercise of stock options                            188,306         188           330
  Appropriation of paid in capital                                              (155,495)
                                  __________________________________________________________________________________________________
BALANCE, DECEMBER 31, 2001           -       -      88,191,322      88,191        13,420                        -             -
                                  ==================================================================================================
  Net loss (unaudited)
  Foreign currency translation
  adjustments (unaudited)

  Unrealized Gain (Loss) on
  Available for Sale Security,
  net (unaudited)
  Private Placement of Common Stock,
  net (unaudited)                                                        -                    10,001
                                  __________________________________________________________________________________________________
BALANCE, MARCH 31, 2002                             88,191,322      88,191        13,420      10,001            -             -
                                  ==================================================================================================



                                                                                        Cumulative
                                  Accumulated   Comprehensive    Total Stockholders'   Comprehensive
                                    Deficit      Income (Loss)       Equity            Income (Loss)
                                  __________________________________________________________________

BALANCE, DECEMBER 31, 1999         ( 45,406)        3,637               22,864            (14,716)
                                  ==================================================================
  Net loss                          (38,923)                           (38,923)           (38,923)
  Foreign currency translation
  adjustments                                       1,523                1,523              1,523

  Unrealized Gain (Loss) on
  Available for Sale Security, net                 (3,451)              (3,451)            (3,451)
  Common Stock, net                                                     39,000

  Issuance of Common Stock for
  Secondary Offering, net                                              112,211

  Conversion of preferred stock of
  subsidiary to common stock of
  parent, net of share amounts not
  converted
  Issuance of Common Sock for
  Acquisitions                                                          22,861
  Exercise of stock options                                              4,969
  Capital Contribution (net of
  tax)                                                                  12,500

  Collections on notes receivables
  from stockholders                                                        141
  Amortization of deferred
  compensation                                                             273
  Allocation of par value resulting
  from stock split

                                  __________________________________________________________________
BALANCE, DECEMBER 31, 2000          (84,328)        1,709              173,968            (40,851)
                                  ==================================================================
  Net loss                         (131,798)                          (131,798)          (131,798)
  Foreign currency translation
  adjustments                                         837                  837                837
  Unrealized Gain (Loss) on
  Available for Sale Security, net                    348                  348                348
  Exercise of stock options                                                519
  Appropriation of paid in capital  155,495
                                  __________________________________________________________________
BALANCE, DECEMBER 31, 2001          (60,631)        2,894               43,874            130,613
                                  ==================================================================
  Net loss (unaudited)              (13,286)                           (13,286)           (13,286)
  Foreign currency translation
  adjustments (unaudited)                            (189)                (189)              (189)

  Unrealized Gain (Loss) on
  Available for Sale Security,
  net (unaudited)                                    (107)                (107)              (107)
  Private Placement of Common Stock,
  net (unaudited)                                                       10,001
                                  __________________________________________________________________
BALANCE, MARCH 31, 2002             (73,917)        2,599               40,294           (144,194)
                                  ==================================================================



                                                                         10 - 20

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. BASIS OF PRESENTATION

The condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Neuer Markt. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report for the fiscal year ended December 31, 2001. The unaudited condensed consolidated financial statements included herein reflect all adjustments (which include only normal, recurring adjustments) which are, in the opinion of management, necessary to state fairly the results for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the operating results to be expected for any subsequent interim period or for the fiscal year ending December 31, 2002.


2. ACCOUNTING POLICIES

The consolidated  financial statements presented are prepared in conformity with
U.S.  generally  accepted  accounting  principles  (U.S.-GAAP).   The  principle
accounting policies adopted by the Company are as follows:

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain financial statement captions that are prepared using estimates where it is reasonably possible that these estimates will change in the near term include allowance for doubtful accounts and restructuring accruals.

REVENUE RECOGNITION
The Company generates the following types of revenue:

Licenses. License fees are earned under software license agreements primarily to end-users, and to a lesser extent resellers and distributors. Revenues from licenses to end-users are recognized upon shipment of the software if persuasive evidence of an arrangement exists, collection of the resulting receivable is probable and the fee is fixed and determinable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

Service and maintenance. Services consist of support arrangements and consulting and education services. Support agreements generally call for the Company to provide technical support and provide certain rights to unspecified software updates to customers. Revenue on technical support and software update rights is recognized ratably over the term of the support agreement. The Company provides consulting and education services to its customers; revenue from such services is generally recognized as the services are performed.

For arrangements that include multiple elements, the fee is allocated to the various elements based on vendor-specific objective evidence of fair market value established by independent sale of the elements when sold separately.


                                                                         11 - 20

A full description of the accounting policies adopted by the Company can be found within the Company's Annual Report for the financial year ending December 31, 2001.


3. COMPREHENSIVE INCOME

Comprehensive income includes foreign currency translation gains and losses and unrealized gains and losses on equity securities that are reflected in stockholders' equity instead of net income.

The following table sets forth the calculation of comprehensive income for the periods indicated (in thousands Euro):


                                                        Three Months Ended
                                                     ________________________
                                                     March 31,      March 31,
                                                       2002           2001
                                                     ________________________


Net loss                                             (13,286)       (34,552)
Foreign Currency translation gains (losses)             (189)           375
Unrealized loss on available-for-sale securities        (107)          (301)
                                                     ________________________
Total comprehensive income (loss)                    (13,582)       (34,478)
                                                     ========================


4. EARNINGS PER SHARE

Basic net loss per common share is presented in conformity with Statement of Financial Accounting Standards ("FAS") No. 128 "Earnings Per Share" for all periods presented. Basic net loss per share is computed using the weighted-average number of vested outstanding shares of common stock. Diluted net loss per share is computed using the weighted-average number of vested shares of common stock outstanding and, when dilutive, unvested common stock outstanding, potential common shares from options and warrants to purchase common stock using the treasury stock method and from convertible securities using the as-if-converted basis. The options exercised that result in shares subject to repurchase have been excluded in computing the number of weighted average shares outstanding for basic earnings per share purposes. All potential common shares have been excluded from the computation of diluted net loss per share for the periods presented because the effect would be antidilutive.

The following table sets forth the computation of basic earnings per share for the periods indicated (in thousands Euro, except per share data):


                                                        Three Months Ended
                                                     ________________________
                                                     March 31,      March 31,
                                                       2002           2001
                                                     ________________________

Net loss attributable to common shareholders         (13,286)       (34,552)
                                                     ========================

Basic and diluted net loss per share:
Weighted average common shares outstanding           88,191          88,040
Less: Weighted average shares subject to repurchase       -             (33)
                                                     ________________________
Total weighted average common shares                 88,191          88,007
                                                     ________________________



Basic and diluted net loss per share                  (0.15)          (0.39)
                                                     ========================


                                                                         12 - 20

5. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable," i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, APB Opinion No.16, although in some instances previously recognized intangibles will be included as part of goodwill.

Under SFAS No. 142, goodwill will no longer be amortized on a straight line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." Under SFAS No. 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

Upon adoption of SFAS No. 142, on January 1, 2002, the Company reclassified certain intangible assets (i.e., assembled workforce) as goodwill, which resulted in an increase in reported goodwill of Euro0.3 million. The Company no longer amortizes goodwill effective January 1, 2002. Amortization of goodwill for the three months ended March 31, 2001 was Euro2.3 million. During the year ended December 31, 2001, the Company recorded an impairment charge of Euro12.0 million related to goodwill and other intangible assets. The Company has not yet determined any additional impact that SFAS No. 142 will have on goodwill or whether a cumulative effect adjustment will be required upon adoption.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121. While it supersedes portions of APB
Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS No. 144 are generally to be applied prospectively. The Company adopted SFAS No. 144 on January 1, 2002 and does not expect that it will have a material impact on its results of operations, financial position, or cash flows, although it may require a change in the way that the Company presents certain transactions in its financial statements.


6. INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

The Company is organized based upon legal entities within each geographic location. Under this organizational structure, the Company considers two fundamental business segments: product and service. The product segment includes the development and sale of the Company's software products. The service segment provides service and support for the Company's products. The Company's products are primarily developed at its facilities in Jena, Germany, and are sold through a direct sales force, partners and independent distributors in Europe, North America, South America, Australia, and Asia. In prior years, the Company was primarily organized based on the nature of the products and services it offers. As a result of the Company's reorganization based upon legal entities within each


                                                                         13 - 20
geographic location, segment information for earlier periods has been restated to conform to the current presentation.

The information in the following tables is derived directly from the Company's internal financial reporting used by the Company's chief operating decision makers for corporate management purposes. The Company evaluates its segments' performance based on several factors, of which the primary financial measures are indicated in the tables below (in thousands Euro):



Three months ended March 31, 2002

____________________________________________________________________________________________
                       Germany      United       United      Asia
                                    States       Kingdom     Pacific     Other*      Total
____________________________________________________________________________________________

Revenues
____________________________________________________________________________________________
Licenses                 3,732        1,863          88         158         345        6,186
____________________________________________________________________________________________
Services,
maintenance and
other                    4,152          523         231         150         917        5,973
____________________________________________________________________________________________
Total Revenues           7,884        2,386         319         308       1,262       12,159
____________________________________________________________________________________________
Gross profit
____________________________________________________________________________________________
Licenses                 3,891        1,702          48          87         220        5,948
____________________________________________________________________________________________
Services,
maintenance and
other                      598         (306)       (225)        130         413          610
____________________________________________________________________________________________
Total gross profit
(loss)                   4,489        1,396        (177)        217         633        6,558
____________________________________________________________________________________________
Total Operating
expenses                12,255        2,152       2,059       1,153       2,385       20,004
____________________________________________________________________________________________
Operating income
(loss)                  (7,766)        (756)     (2,236)       (936)     (1,752)     (13,446)
____________________________________________________________________________________________
Other income
(expense) net            1,664       (1,082)       (156)       (242)        (24)         160
____________________________________________________________________________________________
Net loss                (6,102)      (1,838)     (2,392)     (1,178)     (1,776)     (13,286)
____________________________________________________________________________________________
Long lived assets        6,915          440       1,058         105         269        8,787
____________________________________________________________________________________________



Three months ended March 31, 2001
____________________________________________________________________________________________
                       Germany      United       United      Asia
                                    States       Kingdom     Pacific     Other*      Total
____________________________________________________________________________________________
Revenues
____________________________________________________________________________________________
Licenses                 3,514          857         185         653         504        5,713
____________________________________________________________________________________________
Services,
maintenance and
other                   10,018        1,976       1,069         355       1,146       14,564
____________________________________________________________________________________________
Total Revenues          13,532        2,833       1,254       1,008       1,650       20,277
____________________________________________________________________________________________
Gross profit
____________________________________________________________________________________________
Licenses                 3,803          770         127         266         297        5,263
____________________________________________________________________________________________
Services,
maintenance and
other                    2,251       (1,301)       (308)       (593)        372          421
____________________________________________________________________________________________
Total gross profit
(loss)                   6,054         (531)       (181)       (327)        669        5,684
____________________________________________________________________________________________
Total Operating
expenses                20,325       10,194       4,122       3,558       3,104       41,303
____________________________________________________________________________________________
Operating income
(loss)                 (14,271)     (10,725)     (4,303)     (3,885)     (2,435)     (35,619)
____________________________________________________________________________________________
Other income
(expense) net            2,524         (866)       (127)       (208)       (256)       1,067
____________________________________________________________________________________________
Net loss               (11,747)     (11,591)     (4,430)     (4,093)     (2,691)     (34,552)
____________________________________________________________________________________________
Long lived assets        9,457        8,022       3,153       1,923         483       23,038
____________________________________________________________________________________________



                                                                         14 - 20

* Significant other geographic locations include and France, Sweden and Dubai in 2001 and 2002.

The accounting policies followed by the Company's business segments are the same as those described for the group and these can be found within the Company's Annual Report for the financial year ending December 31, 2001.

The Company generated the following license revenues from its Enfinity and Intershop 4 product lines, as follows (in thousands Euro):

_______________________________________________________

Three months ended March 31,           2002        2001
_______________________________________________________
Enfinity                              5,892       4,400
_______________________________________________________
Intershop 4                             294       1,313
_______________________________________________________
Total                                 6,186       5,713
_______________________________________________________


                                                                         15 - 20

7. RESTRUCTURING CHARGES AND ASSET IMPAIRMENTS

During the three months ended March 31, 2002, the Company approved measures to, among other things, further reduce its workforce and consolidate facilities. These measures included the appointment of a new management team, the creation of a simplified organizational structure and an aggressive sales program for new products. These measures were taken to align the Company's cost structure with changing market conditions and to accelerate the Company's path to profitability.

A pre-tax charge of Euro 3.8 million was recorded in this quarter to provide for these actions and other related items.

The following tables summarize the restructuring charges recorded during the three months ended March 31, 2002 respectively (in thousands Euro):


                                                      Three Months Ended
                                               _________________________________
                                               March 31, 2002     March 31, 2001
                                               ______________     ______________


Employee Related Charges                           1,670              1,194
Facility Related Charges                           2,048                421
Other                                                 75                266
                                               ______________     ______________
Total restructuring charges                        3,793              1,881
                                               ==============     ==============


                                                       Employee      Facility
                                                       related       related
                                                       charges       charges       Other      Total
                                                       _____________________________________________

Accrued restructuring costs at December 31, 2001          183         10,313        157      10,653
Currency Adjustments                                        -            185          -         185
Restructuring charges quarter ended March 31, 2002      1,670          2,048         75       3,793
Cash Payments                                            (519)          (735)       (59)     (1,313)
Non-Cash portion                                            -         (2,469)         -      (2,469)
                                                       _____________________________________________
Accrued restructuring costs at March 31, 2002           1,334          9,342        173      10,849
                                                       =============================================


The nature of the charges summarized above is as follows:

EMPLOYEE RELATED CHARGES

The Company recorded a charge, in the first quarter of 2001, of approximately Euro 1.7 million related to headcount reductions in the various international locations. Of this amount, approximately Euro 0.5 million has been paid out in cash as of March 31, 2002.

During the first quarter of 2002, the Company reduced its headcount from 733 employees at December 31, 2001 to 624 employees. First quarter terminations affected 99 employees in Europe, 5 employees in the Americas and 5 employees in Asia Pacific. Terminations occurred in all employee groups within the Company.

Due to worsening economic conditions, a decision was made to simplify the Company's organizational structure. This involves streamlining the organization further, by reducing employee numbers to


                                                                         16 - 20
approximately 500 by the end of the second quarter of 2002. On fulfillment of this plan, the Company will have terminated approximately 233 employees globally since January 1, 2002.


FACILITY RELATED CHARGES

The Company recorded a charge of approximately Euro 2.0 million related to the consolidation of facilities and impairment of certain assets. Included in this charge are approximately Euro 2.5 million of asset impairments related to certain long-lived assets that were either abandoned during the quarter or for which the resulting estimated future reduced cash flows were insufficient to cover the carrying amounts. This relates entirely to assets associated with facilities consolidation. Also included in the charge is a benefit of approximately Euro 0.5 million related to the successful assignment of a lease for a lower amount than previously anticipated.

OTHER

The Company recorded a charge of approximately Euro 0.1 million for various non-cancelable contracts, of which there is no future benefit to the Company.

The restructuring accrual is calculated based on financial estimates and information available as at March 31, 2002. Adjustments to the restructuring reserves will be made in future periods, if necessary, based upon actual events and available information at that moment in time.


8. DIVIDENDS

The Company did not pay any dividends in the first quarter of 2002 or in the previous financial year.


9. RESEARCH AND DEVELOPMENT

The Company is continuing to invest resources into research and development of new products in the e-commerce software market. In the first quarter of 2002, the Company incurred research and development costs of approximately Euro 2.5 million compared with Euro 4.6 million in the first quarter of 2001. The Company expenses all research and development costs as incurred.


10. SHARE REPURCHASE

The Company did not own or repurchase any of its own shares in the first quarter of 2002.


11. INVESTMENTS

Investments in debt and marketable equity securities are categorized as available-for-sale and are stated at fair value, with unrealized gains and losses, net of deferred income taxes, reported as a component of other comprehensive income.


                                                                         17 - 20

12. SHAREHOLDERS' EQUITY

The following tables summarize the change in shareholders' equity for the three months ended March 31, 2002 (in thousands Euro):

                                                      Three Months Ended
                                               _________________________________
                                               March 31, 2002     March 31, 2001
                                               ______________     ______________




Net loss                                          (13,286)           (34,552)
Foreign Currency translation gains (losses)          (189)               375
Unrealized gain (loss) on available-for-sale
  securities                                         (107)              (301)
Exercise of stock options                               -                 53
Cash received for unregistered stock               10,001                  -
Opening Shareholders' equity                       43,874            173,969
                                               ______________     ______________
Closing Shareholders' equity                       40,294            139,544
                                               ==============     ==============


STOCK OPTIONS

As of March 31, 2002, the number of employee stock options outstanding since 1997 was 10.6 million. In the first quarter of 2002, no employee stock options were exercised and exchanged for Intershop Communications AG common bearer shares. Details about all of the employee stock options programs can be found with the Company's Annual Report for the financial year ended December 31, 2001. None of the members of the executive board (VORSTAND) or Supervisory Board (AUFSICHTSRAT) were granted stock options within these stock option plans.

SHARE PURCHASE AND CONVERSION

On March 12, 2002, the Company's Chief Executive Officer, Stephan Schambach, purchased 8,334,000 shares of common stock from the Company at a price of Euro
1.20 per share, in a private placement transaction. The transaction resulted in total proceeds of approximately Euro 10.0 million to the Company. The purchase price per share was based on the XETRA daily closing price at the Frankfurt Stock Exchange on March 1, 2002, the last trading day prior to the day on which the Company's Supervisory Board granted Mr. Schambach the right to purchase the shares. These shares were not formally registered with the Local Court (AMTSGERICHT) in Hamburg, Germany, as of March 31, 2002, and as a result the capital injection of Euro10.0 million has been shown as "Cash received for unregistered stock". On March 13, 2002, Mr. Schambach subscribed for these new shares; on May 2, 2002, these shares were registered with the Local Court (AMTSGERICHT) in Hamburg, Germany, in the Commercial Register (HANDELSREGISTER).

Stephan Schambach (Chief Executive Officer and VORSTAND member) held 4,166,667 shares in Intershop Communications, Inc., a majority-owned subsidiary of Intershop Communications AG, as of March 31, 2002. These shares can be converted into 12,500,000 Intershop Communications AG common bearer shares any time before 2004. In January 2002, the Company announced that Stephan Schambach intends to execute his conversion right detailed above. As of March 31, 2002, this conversion had not been completed.

STOCK SPLITS AND CHANGE IN STATED VALUE

In February 2002, the Company announced it had changed the ratio of its American Depositary Shares (ADS). The ratio of American Depositary Shares (ADS) to underlying Ordinary Shares was changed from 2 ADS's equaling 1 Ordinary share, to 1 ADS equaling 5 Ordinary shares. With this ratio change, each of Intershop's Nasdaq-listed ADS's evidences ownership of five underlying ordinary shares listed


                                                                           18-20
on its primary stock exchange, the Neuer Markt in Frankfurt, Germany. The ratio change does not affect the value of an investor's ADS holdings. Stockholders of Intershop Ordinary shares did not see any change in the number of shares held. The ratio change is non-dilutive and had no impact on Intershop's balance sheet.


13. LEGAL MATTERS

The Company is a defendant in various legal matters arising in the normal course of business. It is possible that an adverse ruling in any such matter individually, or some or all of the matters collectively, may have a materially adverse effect on our results of operations.

At the beginning of 2001, several securities class action lawsuits were filed in the U.S. against Intershop Communications AG, our management board members and certain other officers and the underwriters of our September 2000 public offering. The complaints allege that the defendants made material misrepresentations and omissions of material facts concerning our business performance. The complaints seek an unspecified amount of damages. The Company believes there is no merit to these cases and intends to defend itself vigorously. There can be no assurance that the Company will be able to prevail in the lawsuit, or that the outcome of the lawsuit will not adversely affect the Company's operations.

The German Federal Supervisory Office for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel - BAWe) announced in January 2001 that it had initiated an investigation regarding a possible violation of the duty to disclose material information in connection with the release on January 2, 2001 of Intershop Communications AG's preliminary results for 2000. BAWe has handed this case over to the public prosecutor in Hamburg, Germany and they initiated an investigation into complaints about stock price manipulations in May 2001. The Company is cooperating with these investigations and, to our knowledge, has never previously been the subject of such investigations. The Company believes there is no merit to these allegations.


                                                                         19 - 20

________________________________________________________________________________


                               INVESTOR RELATIONS
                          Intershop Communications AG

                               Klaus F. Gruendel
                  Amsinckstrasse 57 . 20097 Hamburg . Germany
                 Tel.: +49-40-23709-128, Fax: +49-40-23709-111
                            k.gruendel@intershop.com
                            http://www.intershop.com

________________________________________________________________________________










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